Filed Pursuant to Rule 424(b)(2)

Registration No. 333-294072

Pricing Supplement dated September 11, 2026

(To ETF Underlying Supplement dated June 4, 2026,

Prospectus Supplement dated June 4, 2026, and Prospectus dated June 4, 2026)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$5,000,000 Capped Leveraged Notes Linked to the State Street® Energy Select Sector SPDR® ETF due September 16, 2031

●The Capped Leveraged Notes (the “notes”) provide a 1-to-1 upside exposure to any increases in the State Street® Energy Select Sector SPDR® ETF (the “Fund”), subject to a Maximum Return of 103.00%. If the price of the Fund decreases, investors will receive the principal amount of the notes.

●For each $1,000 in principal amount of the notes, the Payment at Maturity will be a cash amount equal to:

oIf the Final Price is greater than the Initial Price, the lesser of:

(1) $1,000 + ($1,000 × Percentage Change × 100%); and

(2) $1,000 + ($1,000 × Maximum Return)

oIf the Final Price is equal to or less than the Initial Price:

$1,000

●The notes do not pay interest.

●The notes will not be listed on any securities exchange.

●The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof.

The notes are unsecured obligations of the Bank and any payment on the notes is subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-7 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)	Underwriting Discount (1)	Proceeds to Issuer
Per Note	$1,000.00	$0.00	$1,000.00
Total	$5,000,000.00	$0.00	$5,000,000.00

(1)CIBC World Markets Corp. (“CIBCWM”), acting as agent for the Bank, will not receive any underwriting discount in connection with the distribution of the notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-17 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is $950.60 per $1,000 principal amount of the notes, which is less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on September 15, 2026 against payment in immediately available funds.

CIBC Capital Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated June 4, 2026 (the “prospectus”), the prospectus supplement dated June 4, 2026 (the “prospectus supplement”) and the ETF Underlying Supplement dated June 4, 2026 (the “underlying supplement”). Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

●Underlying supplement dated June 4, 2026:

https://www.sec.gov/Archives/edgar/data/1045520/000191870426015695/form424b5.htm

●Prospectus supplement dated June 4, 2026:

https://www.sec.gov/Archives/edgar/data/1045520/000191870426015691/form424b5.htm

●Prospectus dated June 4, 2026:

https://www.sec.gov/Archives/edgar/data/1045520/000110465926070439/tm267331d5_424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce
Reference Asset:	The State Street® Energy Select Sector SPDR® ETF (Bloomberg ticker: XLE)
Principal Amount:	$1,000 per note
Aggregate Principal Amount:	$5,000,000
Term:	Approximately five years
Trade Date:	September 11, 2026
Original Issue Date:	September 15, 2026
Final Valuation Date:	September 11, 2031, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Is a Single Fund” in the underlying supplement.
Maturity Date:

September 16, 2031, subject to postponement as described under “Certain Terms of the Notes— Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.

Payment at Maturity:

For each $1,000 in principal amount of the notes, the Payment at Maturity will be a cash amount equal to:

●If the Final Price is greater than the Initial Price, the lesser of:

(1)$1,000 + ($1,000 × Percentage Change × Upside Participation Rate); and

(2)$1,000 + ($1,000 × Maximum Return)

●If the Final Price is equal to or less than the Initial Price:

$1,000

Upside Participation Rate:	100%
Maximum Return:	103.00%
Percentage Change:	Final Price – Initial Price, expressed as a percentage. Initial Price
Initial Price:	$65.14, which was the Closing Price of the Fund on the Trade Date.
Final Price:	The Closing Price of the Fund on the Final Valuation Date.
Calculation Agent:	Canadian Imperial Bank of Commerce.
CUSIP/ISIN:	13609FNE0 / US13609FNE06

Fees and Expenses:

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of the Fund relative to the Initial Price. We cannot predict the Closing Price of the Fund at any time during the term of the notes, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Fund or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Fund from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described below assume that the notes are held to maturity. The following table and examples are based on the following terms:

Principal Amount:$1,000

Upside Participation Rate: 100%

Maximum Return:103.00%

Hypothetical Initial Price: $100

Hypothetical Final Price	Hypothetical Percentage Change	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
$220.00	120.00%	$2,030.00	103.00%
$203.00	103.00%	$2,030.00	103.00%(1)
$200.00	100.00%	$2,000.00	100.00%
$175.00	75.00%	$1,750.00	75.00%
$150.00	50.00%	$1,500.00	50.00%
$120.00	20.00%	$1,200.00	20.00%
$110.00	10.00%	$1,100.00	10.00%
$100.00(2)	0.00%	$1,000.00	0.00%
$95.00	-5.00%	$1,000.00	0.00%
$90.00	-10.00%	$1,000.00	0.00%
$80.00	-20.00%	$1,000.00	0.00%
$70.00	-30.00%	$1,000.00	0.00%
$50.00	-50.00%	$1,000.00	0.00%
$20.00	-80.00%	$1,000.00	0.00%
$0.00	-100.00%	$1,000.00	0.00%

(1)The return on the notes cannot exceed the Maximum Return.

(2)The hypothetical Initial Price of $100 used in these examples has been chosen for illustrative purposes only. The actual Initial Price is set forth on page PS-2 of this pricing supplement.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The Percentage Change Is 120.00%.

The Final Price is $220.00, resulting in a Percentage Change of 120.00%. In this example, the Final Price is greater than the Initial Price, and the positive Percentage Change multiplied by the Upside Participation Rate of 100% exceeds the Maximum Return of 103.00%, the Payment at Maturity would be $2,030.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Maximum Return)

= $1,000 + ($1,000 × 103.00%)

= $2,030.00

Example 1 shows that the return on the notes will not exceed the Maximum Return, regardless of the extent to which the price of the Fund increases.

Example 2: The Percentage Change Is 20.00%.

The Final Price is $120.00, resulting in a Percentage Change of 20.00%. In this example, the Final Price is greater than the Initial Price, and the positive Percentage Change multiplied by the Upside Participation Rate of 100% does not exceed the Maximum Return of 103.00%, the Payment at Maturity would be $1,200.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change × Upside Participation Rate)

= $1,000 + ($1,000 × 20.00% × 100%)

= $1,200.00

Example 2 shows that the notes provide a leveraged return if the positive Percentage Change multiplied by the Upside Participation Rate does not exceed the Maximum Return.

Example 3: The Percentage Change Is -50.00%.

The Final Price is 500.00, resulting in a Percentage Change of -50.00%. In this example, the Final Price is equal to or less than the Initial Price.

Payment at Maturity = $1,000

Example 3 shows that the Payment at Maturity will equal the principal amount if the Final Price is equal to or less than the Initial Price.

INVESTOR CONSIDERATIONS

The notes are not appropriate for all investors. The notes may be an appropriate investment for you if:

●You believe that the price of the Fund will increase moderately from the Initial Price to the Final Price.

●You are willing to accept that the return on the notes will be limited to the Maximum Return.

●You do not seek current income over the term of the notes.

●You are willing to forgo dividends or other distributions paid on the Fund.

●You are willing to hold the notes to maturity and you do not seek an investment for which there will be an active secondary market.

●You are willing to assume the credit risk of the Bank for any payment under the notes.

The notes may not be an appropriate investment for you if:

●You believe that the price of the Fund will decrease from the Initial Price to the Final Price or that it will not increase sufficiently to provide you with your desired return.

●You seek an uncapped return on your investment.

●You seek current income over the term of the notes.

●You want to receive dividends or other distributions paid on the Fund.

●You are unable or unwilling to hold the notes to maturity or you seek an investment for which there will be an active secondary market.

●You are not willing to assume the credit risk of the Bank for any payment under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

Structure Risks

You will not receive a positive return on your investment if the Percentage Change is zero or negative.

If the Percentage Change is zero or negative, you will receive only the principal amount per note at maturity. You will receive a return on your investment in excess of the principal amount per note only if the Percentage Change is positive. Although the notes provide for the repayment of the principal amount at maturity, you may nevertheless suffer a loss on your investment if you sell the notes prior to maturity in any secondary market when the Fund declines or does not appreciate sufficiently from the Initial Price. Even if your Payment at Maturity exceeds your principal amount, the return on your notes may be less than a hypothetical direct investment in the Fund because the Final Price will not reflect the value of dividends paid, or distributions made, on those securities, or any other rights associated with those securities.

The potential return on your notes will be limited by the Maximum Return.

Your ability to participate in any increase in the price of the Fund will be limited because of the Maximum Return. The Maximum Return will limit the payment you may receive at maturity, no matter how much the price of the Fund may rise by more than 103.00% of the Initial Price over the term of the notes.

The payment on the notes is not linked to the price of the Fund at any time other than the Final Valuation Date.

The payment on the notes will be based on the Closing Price of the Fund on the Final Valuation Date. Therefore, if the Closing Price of the Fund declined as of the Final Valuation Date below the Initial Price, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Price of the Fund on a date other than the Final Valuation Date. Although the actual prices of the Fund at other times during the term of the notes may be higher than its Closing Price on the Final Valuation Date, the payment on the notes will not benefit from the Closing Price of the Fund at any time other than the Final Valuation Date.

The notes do not bear interest, and the return on the notes may be less than the return on a conventional debt security of comparable maturity.

You will not receive any interest payments on the notes. As a result, even if the Payment at Maturity exceeds the principal amount of your notes, the overall return on your notes may be less than you would have earned by investing in a conventional debt security of comparable maturity that bears interest at a prevailing market rate.

The notes are riskier than notes with a shorter term.

The notes are relatively long-dated. Therefore, many of the risks of the notes are heightened as compared to notes with a shorter term, as you will be subject to those risks for a longer period of time. In addition, the value of a longer-dated note is typically less than the value of an otherwise comparable note with a shorter term.

Reference Asset Risks

An investment in the notes is subject to risks associated the energy sector.

All or substantially all of the stocks held by the Fund are issued by companies whose primary business is directly associated with the energy sector. Because the value of the notes is linked to the performance of the Fund, an investment in the notes exposes investors to risks associated with investments in the stocks of companies in the energy sector. The value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the energy sector than a different investment linked to a more broadly diversified group of underlying stocks.

Energy companies develop and produce crude oil and natural gas and/or provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are mainly affected by the business, financial and operating conditions of the particular company, as well as changes in prices for oil, gas and other types of fuels, which in turn largely depend on supply and demand for various energy products and services. Some of the factors that may influence supply and demand for energy products and services include: general economic conditions and growth rates; weather conditions; the cost of exploring for, producing and delivering oil and gas; technological advances affecting energy efficiency and energy consumption; the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels of oil; currency fluctuations; inflation; natural disasters; civil unrest, acts of sabotage or terrorism; and other regional or global events. The profitability of energy companies may also be adversely affected by existing and future laws, regulations, government actions and other legal requirements relating to protection of the environment, health and safety matters and others that may increase the costs of conducting their business or may reduce or delay available business opportunities. Increased supply or weak demand for energy products and services, as well as various developments leading to higher costs of doing business or missed business opportunities, would adversely impact the performance of companies in the energy sector. All these factors may adversely affect the price of the Fund and consequently, the return on the notes.

Owning the notes is not the same as owning shares of the Fund or the stocks held by the Fund.

The return on your notes may not reflect the return you would realize if you actually owned shares of the Fund or the stocks held by the Fund. As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of shares of the Fund or the stocks held by the Fund would have. Furthermore, the Fund and the stocks held by the Fund may appreciate substantially during the term of your notes, and you will not participate in such appreciation.

Changes affecting the Fund or the Underlying Index may adversely affect the value of the Fund.

The policies of the sponsor of the Fund or the Underlying Index concerning additions, deletions and substitutions of the stocks included in the Fund or Underlying Index and the manner in which the sponsor takes account of certain changes affecting those stocks included in the Fund or Underlying Index may adversely affect its value. The policies of such sponsor with respect to the calculation of the Fund or Underlying Index could also adversely affect its value. Such sponsor may discontinue or suspend calculation or dissemination of the Fund or Underlying Index. Any such actions could have an adverse effect on the price of the Fund and consequently, the value of the notes.

The Fund may not be representative of an investment in its sector.

The Fund tracks companies in the regional bank sector of the U.S. equity market. However, the Fund does not represent a direct investment in this sector. The Fund consists of securities of companies whose primary lines of business are directly associated with this sector. As a result, the Final Price of the Fund will be influenced by a variety of economic, financial and other factors affecting companies in this sector, some of which may be unrelated to the market and other conditions applicable to this sector. As a result, the Fund may not perfectly correlate with the performance in its sector and the Final Price of the Fund could decrease even if the performance of its sector as a whole increases.

The performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, especially during periods of market volatility.

Although the Fund is designed to track the performance of its Underlying Index, the performance of the Fund and that of its Underlying Index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its Underlying Index. This could be due to, for example, the Fund not holding all or substantially all of the underlying assets included in the Underlying Index and/or holding assets that are not included in the Underlying Index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the Fund, differences in trading hours between the Fund (or the underlying assets held by the Fund) and the Underlying Index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the Fund may differ from its net asset value per share; shares of the Fund may trade at, above, or below its net asset value per share.

During periods of market volatility, securities held by the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund.

For the foregoing reasons, the performance of the Fund may not match the performance of its Underlying Index over the same period. Because of this variance, the return on the notes, to the extent dependent on the performance of the Fund, may not be the same as an investment directly in the securities, commodities, or other assets included in the Underlying Index or the same as a debt security with a return linked to the performance of the Underlying Index.

Conflicts of Interest

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to the Fund or any securities held by the Fund that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon the Fund. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they adversely affect the price of the Fund or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we, the agent and our other affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes were set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty, which may include any dealer from which you purchase the notes. Any of these hedging activities may adversely affect the price of the Fund and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, one or more of our other affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, our other affiliates or any unaffiliated counterparty receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, our other affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payment on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event has occurred on the scheduled Final Valuation Date and determine the Final Price if the scheduled Final Valuation Date is postponed to the last possible day, and make certain anti-dilution adjustments with respect to the Fund if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates” and “—Anti-Dilution Adjustments” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. None of us, CIBCWM or any of our other affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Tax Risks

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Material U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences – Canadian Taxation” in the prospectus.

General Risks

Payment on the notes is subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the price of the Fund, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the Trade Date, and could have an adverse effect on any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The notes will not be listed on any securities exchange and we do not expect a trading market for the notes to develop.

The notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop for the notes. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity.

INFORMATION REGARDING THE REFERENCE ASSET

The information below is a brief description of the Fund. We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

The shares of the XLE are issued by SSGA, a registered investment company.

•The XLE is an exchange-traded fund. The XLE seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of the Energy Select Sector Index (the “Underlying Index”). The Underlying Index seeks to provide an effective representation of the energy sector of the S&P 500® Index.

•The investment advisor of the XLE is SSGA.

•The XLE’s shares trade on the NYSE Arca, Inc. under the ticker symbol “XLE”.

•The XLE’s SEC CIK number 1064641.

•The XLE’s inception date was December 16, 1998.

Information filed by the Fund with the SEC pursuant to the Securities Exchange Act of 1934 and the Investment Company Act can be located by reference to the SEC file numbers 333-57791 and 811-08837, respectively, through the SEC’s website at www.sec.gov. In addition, information about the Fund may be obtained from other sources, including, but not limited to, the Fund’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. None of us, CIBCWM or any of our other affiliates makes any representation that such publicly available information regarding the Fund is accurate or complete.

Historical Performance of the Fund

The following graph sets forth daily Closing Prices of the Fund for the period from January 1, 2021 to September 11, 2026. On September 11, 2026, the Closing Price of the Fund was $65.14. We obtained the Closing Prices below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of the Fund should not be taken as an indication of its future performance, and no assurances can be given as to the price of the Fund at any time during the term of the notes, including the Final Valuation Date. We cannot give you assurance that the performance of the Fund will result in the return of any of your investment.

Historical Performance of the Fund

Closing Price
100
90
80
70
60
50
40
30
20
10
0
01/2021
05/2021
09/2021
01/2022
05/2022
09/2022
01/2023
05/2023
09/2023
01/2024
05/2024
09/2024
01/2025
05/2025
09/2025
01/2026
05/2026
09/2026
Date

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by the discussion entitled “Material Income Tax Consequences—United States Taxation” in the accompanying Prospectus, which you should carefully review prior to investing in the notes.

The following summary describes certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of the notes. This summary applies only to holders that acquire their notes in this offering for a price equal to the original offering price and hold such notes as capital assets. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.  This discussion is based upon current provisions of the Internal Revenue Code (the “Code”), existing and proposed U.S. Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. All of the foregoing are subject to change, which change may apply retroactively and could affect the continued validity of this summary. This summary does not describe any tax consequences arising under the laws of any state, any locality or taxing jurisdiction other than the U.S. federal government. This discussion also does not purport to be a complete analysis of all tax considerations relating to the notes. You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The U.S. federal income tax considerations of your investment in the notes are uncertain.  No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes.  In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as contingent payment debt instruments.  Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes.

The expected characterization of the notes is not binding on the IRS or the courts. It is possible that the IRS would seek to characterize the note in a manner that results in tax consequences to you that are different from those described above or in the accompanying Prospectus. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

We will not attempt to ascertain whether the Fund or any of the entities whose stock is included in the Fund would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If the Fund or one or more of the entities whose stock is included in the Fund were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Fund and the entities whose stock is included in the Fund and consult your tax advisor regarding the possible consequences to you if the Fund or one or more of the entities whose stock is included in the Fund is or becomes a PFIC or a USRPHC.

U.S. Holders

We intend to treat the notes as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest a U.S. Holder is required to take into account for each accrual period will be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with terms and conditions similar to the notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring a U.S. Holder to include amounts in income in respect of the notes prior to the receipt of cash attributable to such income. We have determined that the comparable yield for the notes will be equal to 5.35% per annum, compounded semi-annually, with a projected payment of $1,297.89 based on an investment of $1,000. A U.S. Holder is required to use the comparable yield and projected payment schedule that we compute in determining interest accruals in respect of the notes, unless such holder timely discloses and justifies on their U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

Based upon the comparable yield, a U.S. Holder that pays taxes on a calendar year basis, buys a note for $1,000 and holds the note until maturity will be required to pay taxes on the following amount of ordinary income in respect of the notes in each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
September 15, 2026 through December 31, 2026	$15.75	$15.75
January 1, 2027 through December 31, 2027	$54.34	$70.10
January 1, 2028 through December 31, 2028	$57.25	$127.35
January 1, 2029 through December 31, 2029	$60.31	$187.66
January 1, 2030 through December 31, 2030	$63.54	$251.20
January 1, 2031 through September 16, 2031	$46.69	$297.89

However, the ordinary income reported in the taxable year the notes mature will be adjusted to reflect the actual payment received at maturity. Specifically, a U.S. Holder will be required to recognize additional interest income equal to the amount of any net positive adjustment, i.e., the excess of actual payments over projected payments, in respect of a note for a taxable year. A net negative adjustment, i.e., the excess of projected payments over actual payments, in respect of a note for a taxable year will first reduce the amount of interest in respect of the note that a U.S. holder would otherwise be required to include in income in the taxable year and, to the extent of any excess, will give rise to an ordinary loss equal to that portion of this excess as does not exceed the excess of the amount of all previous interest inclusions under the note. A net negative adjustment is not generally subject to the limitations imposed on miscellaneous deductions.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. Holder’s interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a note. We do not make any representation as to what such actual yield will be.

A U.S. Holder will recognize gain or loss upon the sale, exchange or maturity of the notes in an amount equal to the difference, if any, between the cash amount received at such time and such holder’s adjusted basis in the notes. In general, a U.S. Holder’s adjusted basis in the notes will equal the amount paid for the notes, increased by the amount of interest previously accrued with respect to the notes (in accordance with the comparable yield and the projected payment schedule for the notes).

In addition, any gain a U.S. Holder recognizes upon the sale, exchange or maturity of the notes will be ordinary interest income. Any loss recognized at such time will be ordinary loss to the extent of interest included as income in the current or previous taxable years in respect of the notes, and, thereafter, capital loss. The deductibility of capital losses and ordinary loss carryforwards is subject to limitations.

Non-U.S. Holders

Please see the discussion under “Material Income Tax Consequences — United States Taxation” in the accompanying Prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on our determination that the notes are not “delta-one” instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Fund or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Fund or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act; and (f) is not an entity in respect of which the Issuer or any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of, loans or otherwise transfers the note is a “specified entity”, and is not a “specified entity” in respect of such a transferee, in each case, for purposes of the Hybrid Mismatch Rules, as defined below (a “Non-Resident Holder”). Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary assumes that no amount paid or payable to a holder described herein will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of the rules in the Canadian Tax Act with respect to “hybrid mismatch arrangements” (the “Hybrid Mismatch Rules”). Investors should note that the Hybrid Mismatch Rules are highly complex and there remains significant uncertainty as to their interpretation and application.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

CIBCWM will purchase the notes from CIBC at the price to public set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. CIBCWM or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. CIBCWM will not receive any underwriting discount in connection with the distribution of the notes.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

The Bank may use this pricing supplement in the initial sale of the notes. In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes was determined when the terms of the notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes” in this pricing supplement.

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated March 5, 2026, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on March 5, 2026.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by this pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2026, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on March 5, 2026.